Innova Holdings, Inc.
                     17105 San Carlos Boulevard, Suite A6151
                            Fort Myers, Florida 33931

                                                               December 20, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:    Barbara C. Jacobs, Assistant Director
              Adam Halper, Staff Attorney

         Re:      Innova Holdings, Inc.
                  Amendment No. 3 to Registration Statement on Form SB-2 (Filed December 13, 2005)
                  File No. 333-127368

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Innova Holdings, Inc. (the
"Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Thursday December 22, 2005, or as soon thereafter as possible.

      We hereby acknowledge the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                                 Innova Holdings, Inc.


                                                 By: /s/ Eugene V. Gartlan
                                                   -----------------------------
                                                 Name: Eugene V. Gartlan
                                                 Title:  Chief Financial Officer